Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three Months Ended March 31, 2009

The following management’s discussion and analysis (MD&A) of Millar Western’s financial condition and results of operations is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that, in turn, are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company's financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP. The information in this MD&A is as of May 4, 2009, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three months ended March 31, 2009, and comparable quarters in 2008.

	Three months ended
	Mar. 31/09	Dec. 31/08	Mar. 31/08
		(in millions)
Statements of earnings data:
Revenue	$53.4	$68.7	$74.3
Cost of products sold	57.2	48.0	53.4
Freight and other distribution costs	12.8	14.9	14.8
Depreciation and amortization	5.7	5.2	5.9
General and administration	3.3	3.5	3.1
Operating earnings (loss)	$(25.7)	$(2.9)	$(2.9)
Financing expenses - net	(5.0)	(5.7)	(4.3)
Unrealized exchange gain (loss) on long-term debt	(8.2)	(29.2)	(6.7)
Other income (expense)	(1.3)	36.0	1.0
Earnings (loss) before income taxes	$(40.2)	$(1.9)	$(12.9)
Income tax recovery (expense)	8.9	(0.1)	2.4
Net earnings (loss)	$(31.3)	$(2.0)	$(10.5)

Other data:
Average exchange rate (US$/C$1.00)[1]	0.803	0.827	0.997
Period end exchange rate (US$/C$1.00)	0.793	0.821	0.974

The financial results for the Company’s first quarter of 2009 were not only the poorest since it first issued its debt, but the worst in its history. The results reflected the impact of the current global economic challenges, which have driven both pulp and lumber markets, historically counter-cyclical, into severe downturns at the same time. Revenues fell on weak product pricing and reduced shipments resulting from announced production curtailments, while costs increased due to unscheduled maintenance downtime and to one-time employee severance payments associated with the curtailments. Significant non-cash log-inventory valuation write-downs taken in accordance with new accounting requirements adopted last year further contributed to the poor results. Though there were signs toward the end of the quarter that lumber and pulp markets may have found bottom and started to stabilize, there was little to suggest that the turnaround would be immediate or pronounced for either of the Company’s operating segments.

Revenue for the quarter ended March 31, 2009, was $53.4 million, a decline from $68.7 million in the previous quarter and $74.3 million one year ago that reflected significant decreases in benchmark pricing and shipments for both segments.

(1) Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

The Company’s lumber and pulp segments were subject to increases in per-unit operating manufacturing costs, in part due to lower production corresponding to curtailments taken during the quarter. The cost of products sold was also adversely affected by one-time employee severance charges of $1.3 million and non-cash inventory valuation write-downs of $8.6 million. The overall result was an operating loss of $25.7 million, a dramatic increase compared to operating losses of $2.9 million in both comparative quarters of last year.

At $5.0 million, financing expenses for the quarter were $0.7 million higher than one year ago, reflecting the impact of a weaker Canadian dollar, which was only partially offset by increased interest income on the higher cash balance. Financing expenses were higher in the fourth quarter of last year due to the difference between the exchange rate at the time the Company made its bond interest payment and the rate prevailing at the time the interest payment was accrued. The modest weakening of the Canadian dollar since December 31, 2008, also had a negative effect on the conversion of the value of the Company’s U.S.-dollar-denominated long-term debt, resulting in an unrealized exchange loss of $8.2 million in the first quarter.

The $1.3 million other expense consisted primarily of foreign-exchange losses on the translation of U.S.-dollar working-capital during the quarter. The magnitude of this change is consistent with the same period one year ago but differed significantly quarter over quarter. This was due to the fact that the previous quarter had included nearly $5 million in foreign-exchange-related gains as well as income of $30.9 million relating to the insurance settlement for the Fox Creek sawmill fire of August 2008.

After an $8.9 million provision for income-tax recovery, the Company posted a net loss of $31.3 million, a dramatic decline from the loss of $10.5 million recorded in the first quarter of 2008.

Lumber
	Three months ended
	Mar. 31/09	Dec. 31/08	Mar. 31/08

Production-SPF-mmfbm	81.3	95.9	107.8
Shipments -SPF-mmfbm	88.6	107.0	103.1
Benchmark price -SPF#2&Better-US$ per mfbm	$149	$184	$194

Sales - millions	$19.3	$29.4	$25.7
EBITDA[2] -millions	$(10.5)	$(0.0)	$(3.5)
EBITDA margin - %	(54% )	0%	(13% )

Operating loss - millions	$(13.1)	$(2.2)	$(6.4)
Capital expenditures - millions	$(0.0)	$0.4	$0.1

As 2008 rolled into 2009, the lumber market continued to suffer through one of its bleakest periods ever. Inactivity in the building sector continued to depress demand, while significant supply curtailments, including those taken by the Company, did little to rally product pricing.

The Company curtailed operations at its Whitecourt and Boyle operating facilities during the quarter, having already lost the output of its Fox Creek mill to a fire in the third quarter of 2008.

(2) non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization.

At 88.6 million board feet, shipments exceeded production but were down 14% from the same period last year and down 17% from the previous quarter. While current, curtailed operating rates are maintained, production and shipment volumes are expected to continue in the range of 75 to 80 mmfbm per quarter.

Benchmark pricing declined in the period, down 23% from a year ago and 19% from the previous quarter. The impact of a weaker Canadian dollar moderated the year-over-year price decline, with the Company experiencing a decrease in mill net realizations of only 12% compared to the first quarter of 2008.

Reflecting the combination of lower shipments and lower pricing, the Company’s lumber-segment revenues were $19.3 million, down 25% from one year ago and 34% from the previous quarter.

Lumber cost-of-products sold in the quarter included a one-time adjustment of $0.8 million for employee severance and $3.3 million for log- and lumber-inventory valuation write-down. At current operating rates, the Company would expect per-unit manufacturing costs to remain consistent with this period, not including these adjustments.

The lumber segment recorded an operating loss of $13.1 million for the quarter, which was greater than both the $6.4 million loss in the first quarter of 2008 and the $2.2 million loss in the fourth quarter of 2008.

There were no major capital expenditures in the quarter.

Pulp
	Three months ended
	Mar. 31/09	Dec. 31/08	Mar. 31/08

Production-thousands of tonnes	46.9	53.1	81.1
Shipments -thousands of tonnes	59.1	58.5	73.7
Benchmark price -NBSK, US$ per tonne	$585	$698	$880
Benchmark price -BEK, US$ per tonne	$505	$660	$793

Sales - millions	$34.0	$39.3	$48.5
EBITDA - millions	$(6.3)	$5.7	$9.5
EBITDA margin - %	(18% )	15%	20%

Operating earnings (loss)- millions	$(8.9)	$3.1	$6.9
Capital expenditures - millions	$0.1	$0.0	$0.3

The Company’s pulp segment continued to suffer under the dramatic market collapse that began late in the third quarter of 2008. Demand and pricing fell precipitously in all markets for all grades, resulting in announced production curtailments throughout the industry, including at the Company’s Whitecourt facility. In addition to lower sales volumes and pricing, the segment experienced its first-ever log-inventory value write-down.

Benchmark BEKP pricing fell 36% year over year and 24% compared to the previous quarter. In contrast, mill net realizations fell only 13% from the same period last year and 14% from the previous quarter, reflecting both the mitigating effects of the Canadian dollar depreciation and the positive impact of the Company's targeted marketing program. While shipment volumes were much reduced, the Company's ability to avoid the lowest prices reached in the broader market reflects the higher value accorded to bleached chemi-thermo-mechanical pulp (BCTMP) by specific customers for some end uses.

Revenue for the segment was $34.0 million, down $14.5 million, or 30%, from the same period one year ago and $5.3 million, or 13%, from the previous quarter. The decrease from the previous quarter reflected lower pricing, as shipments were little changed. Year over year, shipments were down 14 thousand tonnes, or 20%, reflecting the production curtailments taken at the mill.

Pulp cost-of-products-sold was up $1.3 million year over year and up $6.7 million compared to the previous quarter, due mostly to a non-cash pulp- and log-inventory value write-down of $5.3 million. Costs were also negatively affected by a $0.5 million charge in the period related to employee severance, and by an unplanned maintenance shutdown that resulted in 10 days of lost production and expenses of $0.5 million. The mill is currently operating at a curtailed rate of 60,000 metric tonnes per quarter and will continue to do so for as long as market conditions warrant.

The pulp segment incurred an operating loss of $8.9 million for the first quarter of 2009, significantly worse than the operating earnings of $6.9 million recorded one year ago and the $3.1 million in earnings posted in the previous quarter.

There were no major capital expenditures in the quarter.

Corporate and Other
	Three months ended
	Mar. 31/09	Dec. 31/08	Mar. 31/08
		(in millions)

Revenue	$0.1	$0.1	$0.1
EBITDA	$(3.2)	$(3.4)	$(3.0)
Operating loss	$(3.6)	$(3.9)	$(3.4)
Capital expenditures	$0.0	$(0.0)	$0.0

An operating loss of $3.6 million for corporate and other activities was consistent with comparable quarters.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate of 29.0% . The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange loss on debt and the effect of reductions in future tax rates.

Liquidity and Capital Resources

	Three months ended
	Mar. 31/09	Dec. 31/08	Mar. 31/08

Selected cash flow items
Operating activities:
Cash provided (used) before change in working capital	$(19.6)	$(7.6)	$0.2

Change in non-cash working capital	(5.8)	0.1	(18.4)

Investing activities:
Additions to property plant and equipment	$(0.1)	$(0.4)	$(0.4)
Insurance Proceeds	25.9	5.0	0.0
Other	1.5	1.2	0.0

Financing activities:
Repayment of long-term debt	$(0.3)	$(0.1)	$(0.2)
Increase (decrease) in cash	$1.6	$(1.9)	$(18.8)

Opening Cash	$46.4	$48.3	$24.0
Closing Cash	$48.0	$46.4	$5.2

The Company ended the quarter with $48.0 million in cash, up significantly from the $5.2 million held at the same period last year, and consistent with the $46.4 million held at year end.

The lower working-capital draw recorded in the quarter compared to the same period last year was due to reduced log and final-product inventories related to production curtailments, as well as to the inventory-value reductions previously noted.

With no major capital projects in the quarter, capital expenditures were $0.1 million.

The first-quarter benefited from the receipt of $25.9 million related to the Fox Creek fire insurance claim, which offset all other uses of cash.

An additional $50.0 million was available under our revolving-credit facility, of which $2.2 million was committed for standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.